UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Snyder’s-Lance, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

833551104
(CUSIP Number)

Sally W. Yelland 608 Morning Glory Drive Hanover, PA 17331	John F. Meck Eckert Seamans Cherin & Mellott, LLC 600 Grant Street, 44th Pittsburgh, PA 15219-2788 (412) 566-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 833551104
1. Names of Reporting Persons. Sally W. Yelland
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) N/A (See response to Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ¨
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,375,968
8. Shared Voting Power 48,483
9. Sole Dispositive Power 3,375,968
10. Shared Dispositive Power 48,483
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,451
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13. Percent of Class Represented by Amount in Row (11) 4.8%*
14. Type of Reporting Person (See Instructions) IN

*Based on 70,921,135 shares of Common Stock outstanding.

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Explanatory Note: This statement amends Items 2, 3, 4, 5 and 7 of the Schedule 13D of Sally W. Yelland (the “reporting person”) dated December 6, 2010 and filed December 16, 2010 (the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports certain transactions and events that have occurred that have affected the reporting person’s beneficial ownership of the Issuer’s Common Stock as follows:

(1)	The reporting person retired as a director of the Issuer on May 3, 2011.
(2)	On November 20, 2015, the reporting person made gifts of shares of Common Stock to nine individual family members, each of whom received 721 shares (6,489 shares in aggregate).
(3)	On December 23, 2015, all 1,227,609 shares of Common Stock held by the 1992 Trust FBO Elizabeth Ann Warehime (the “1992 EAW Trust”) were distributed to the Elizabeth Warehime Revocable Deed of Trust, pursuant to the terms of the 1992 EAW Trust. Prior to December 23, 2015, the reporting person had shared power to vote or to direct the vote of the 1,227,609 shares of Common Stock held by the 1992 EAW Trust as the reporting person served as a trustee of the 1992 EAW Trust and, as such, also shared the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the 1992 EAW Trust with the other trustee, Charles E. Good. Following the December 23, 2015 distribution to the Elizabeth Warehime Revocable Deed of Trust, the reporting person no longer has shared power to vote or to direct the vote of such shares of Common Stock.
(4)	On December 23, 2015, all 486,599 shares of Common Stock held by the 1990 Trust FBO Elizabeth Ann Warehime (the “1990 EAW Trust”) were distributed to the Elizabeth Warehime Revocable Deed of Trust, pursuant to the terms of the 1990 EAW Trust. Prior to December 23, 2015, the reporting person had shared power to vote or to direct the vote of the 486,599 shares of Common Stock held by the 1990 EAW Trust as the reporting person served as a trustee of the 1990 EAW Trust and, as such, also shared the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the 1990 EAW Trust with the other trustee, Charles E. Good. Following the December 23, 2015 distribution to the Elizabeth Warehime Revocable Deed of Trust, the reporting person no longer has shared power to vote or to direct the vote of such shares of Common Stock.

Current information as to the beneficial ownership of Common Stock by the reporting person is set forth in Item 5.

Item 2. Identity and Background.

(a)	This Statement is filed by Sally W. Yelland.
(b)	The reporting person’s address is 608 Morning Glory Drive, Hanover, PA 17331.
(c)	The reporting person retired as a director of the Issuer on May 3, 2011.
(d)	During the last five years, the reporting person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The reporting person is a citizen of the United States.

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Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The last two paragraphs of Item 4 are amended as follows:

The reporting person acquired her shares for investment and estate planning purposes and may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of her holdings of Common Stock, although as of December 29, 2015 she had no plans or proposals to do so. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.

Based upon publicly available filings made by the Issuer with the Securities & Exchange Commission, the reporting person is aware of the following proposed transactions involving the Issuer: On October  27,  2015, the Issuer and two of its wholly-owned subsidiaries entered into an Agreement and Plan of Merger and Reorganization with Diamond Foods, Inc., a Delaware corporation (“Diamond”), pursuant to which Diamond will become a wholly owned subsidiary of the Issuer and will no longer be a publicly held corporation. If the proposed merger is completed, each outstanding share of Diamond common stock (other than treasury shares held by Diamond, shares owned by the Issuer or any of its subsidiaries and shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be cancelled and converted into the right to receive $12.50 in cash and 0.775 shares of Common Stock. In order to complete the proposed merger, Diamond stockholders must vote to adopt the merger agreement and the Issuer’s stockholders must vote to approve the issuance of shares of Common Stock to Diamond stockholders in the proposed merger. The Board of Directors of the Issuer has approved the Merger and Reorganization Agreement and adopted resolutions directing that the issuance of shares of Common Stock in connection with the proposed merger be submitted to the stockholders of the Issuer for their approval; however, no date for a special meeting of the stockholders of the Issuer to vote on such matter has been fixed as of December 29, 2015. It is anticipated that the proposed merger will close in early 2016. Following consummation of the proposed merger, it is expected that Diamond’s stockholders will own approximately 26% of the issued and outstanding shares of Common Stock. It is also expected that as of the effective time of the proposed merger, the Issuer will cause a member of the board of directors of Diamond to be appointed to the board of directors of the Issuer.

The transfers of shares of Common Stock on November 20, 2015 and December 23, 2015 described above in the Explanatory Note are unrelated to the Issuer’s potential transaction with Diamond.

As of December 29, 2015, other than the transactions described above, the reporting person had no current plans or proposals relating to or that would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The reporting person periodically reviews and evaluates her positions with respect to the shares of Common Stock and may at any time reconsider and change her positions and formulate plans or proposals with respect to any such matters.

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Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)	The aggregate number of shares of Common Stock beneficially owned by the reporting person as of December 29, 2015 was 3,424,451 shares, representing 4.8% of the outstanding shares of Common Stock of the Issuer based on 70,921,135 shares of Common Stock outstanding as of November 12, 2015 as reported by the Issuer in its Amendment No. 1 to the Registration Statement on Form S-4 filed on December 23, 2015.
(b)	The reporting person had sole power to vote or direct the vote of 3,375,968 shares of Common Stock.

The reporting person had shared power to vote or to direct the vote of 48,483 shares of Common Stock held by the Michael Warehime and Patricia A. Warehime Family Trust, April 10, 1995 (the “1995 MW/PAW Trust”). The reporting person is a trustee of the 1995 MW/PAW Trust and, as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the 1995 MW/PAW Trust with the other trustee, Charles E. Good.

Charles E. Good is the Senior Vice President of the Issuer and President of S-L Distribution Company, the principal business address of which is 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277. Mr. Good is a United States citizen. During the last five years, Mr. Good has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Good has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The shares reported herein as beneficially owned by the reporting person do not include 203,000 shares of Common Stock held by a trust of which the reporting person’s spouse is a trustee.

(c)	On November 20, 2015, the reporting person made gifts of shares of Common Stock to nine individual family members, each of whom received 721 shares. These were gifts for no consideration.

On December 23, 2015, all 1,227,609 shares of Common Stock held by the 1992 EAW Trust were distributed to the Elizabeth Warehime Revocable Deed of Trust, pursuant to the terms of the 1992 EAW Trust. The transfer of shares from the 1992 EAW Trust was for no consideration.

On December 23, 2015, all 486,599 shares of Common Stock held by the 1990 EAW Trust were distributed to the Elizabeth Warehime Revocable Deed of Trust, pursuant to the terms of the 1990 EAW Trust. The transfer of shares from the 1990 EAW Trust was for no consideration.

The reporting person has not undertaken any other transactions in shares of Common Stock in the past 60 days.

(d)	Except as set forth in this Statement, to the knowledge of the reporting persons, as of December 29, 2015, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
(e)	The reporting person ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock of the Issuer on December 23, 2015

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Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Power of Attorney of Sally W. Yelland, dated as of December 11, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 29, 2015
	By:	/s/ John F. Meck
John F. Meck. Attorney-in-Fact for the Reporting Person

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